Zhongchao Inc.

Nanxi Creative Center, Suite 218

841 Yan’ An Middle Road

Jing’ An District

Shanghai, China 200040

January 10, 2020

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc.
Registration Statement on Form F-1
Filed December 27, 2019
File No. 333-234807

Dear Mr. Fischer:

Zhongchao Inc. (the “Company”, “Zhongchao,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 2, 2020 regarding our Registration Statement on Form F-1 previously submitted on August 19, 2019 and amended on September 27, 2019, November 6, 2019, November 21, 2019, December 12, 2019, and December 27, 2019 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as ~~strikethrough~~ font.

Form F-1/A Filed December 27, 2019

Consolidated Financial Statements, page F-1

1.	It appears that the last year of audited financial statements will be older than 12 months at the time of the offering. Furthermore, it appears this is the initial public offering of your shares. Accordingly, please update the last year of audited financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Please refer to Instruction 2 to Item 8.A.4.

Response: In response to the Staff’s comment, we have prepared a letter requesting the Commission to waive the requirement of Item 8.A.4 of Form 20-F in the form of Exhibit A attached hereto. The Company is also filing such waiver request letter as an exhibit to the Form F-1 pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

Very truly yours,

/s/ Pei Xu
Pei Xu CFO

cc:	Hunter Taubman Fischer & Li LLC

Exhibit A

Request for Waiver and Representation under Item 8.A.4 of Form 20-F

Zhongchao Inc.

Nanxi Creative Center, Suite 218

841 Yan’ An Middle Road

Jing’ An District

Shanghai, China 200040

January 10, 2020

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc.
Amendment No. 2 to the Registration Statement on Form F-1 Filed December 27, 2019 File No. 333-234807
Request for Waiver and Representation under Item 8.A.4 of Form 20-F

Dear Mr. Fischer:

The undersigned, Zhongchao Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”, “Zhongchao,” “we”, “us” or “our”), is submitting this letter via EDGAR to the Securities and Exchange Commission (the “Commission”) in connection with the Company’s registration statement on Form F-1, as amended, initially submitted for confidential review on August 19, 2019 (the “Registration Statement”) relating to a proposed initial public offering and listing in the United States of the Company’s ordinary shares.

The Company has included in the Registration Statement its audited consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States, as of December 31, 2018 and 2017, and for each of the two fiscal years ended December 31, 2018 and 2017, and unaudited interim consolidated financial statements as of June 30, 2019, and for each of the six-month periods ended June 30, 2019 and 2018.

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering (the “12-Month Requirement”). See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-Month Requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance of the Commission at Section III.B.c, in which the staff notes that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

In connection with this waiver request, the Company represents to the Commission that:

1.	The Company is not currently a public reporting company in any jurisdiction;

2.	The Company is not required by any jurisdiction outside the United States to prepare consolidated financial statements audited under any generally accepted auditing standards for any interim period.

3.	Full compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company.

4.	The Company does not anticipate that its audited financial statements for the fiscal year ended December 31, 2019, will be available until March 2020.

5.	In no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

The Company is filing this letter as an exhibit to the Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

Thank you for your consideration of the Company’s request, which we hope will be acceptable to the Staff Attorney. If additional information would be helpful in your analysis of the Company’s request or you have any questions or comments regarding the information in this letter, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

Very truly yours,

/s/ Pei Xu
Pei Xu
CFO

cc:	Arila Zhou
Hunter Taubman Fischer & Li LLC

5